January 26, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford”, the “Company” or “we”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated January 12, 2023 (the “Comment Letter”), relating to Burford’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Note 2: Summary of significant accounting policies

Fair value hierarchy

Valuation processes

Valuation methodology for Level 3 investments, page 85

1.	We acknowledge your response to prior comment 5 and our discussion on January 4, 2023 where you stated your valuation approach is consistent with the principles of the income approach, as described in ASC 820-10-35-24A. As it relates to the initial valuation of your capital provision assets, please respond to the following:

●	Tell us whether when determining the terms you are willing to offer for contractual rights to litigation settlements or court judgments, you perform a probability-based outcome analysis of potential cash outflows to be received under the proposed terms that explicitly applies a discount rate to take into consideration the differences in timing of the potential cash flows. For example, tell us whether your methodology discounts for time value the potential cash inflows that would come from a future litigation settlement based on the expected timing of such a settlement or stage of litigation, and if so, provide a representative example of how this is done.

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When determining the terms we are willing to offer for contractual rights to litigation settlements or court judgments, we do not use a discount rate for cash flows given the highly uncertain and unpredictable nature of the duration of individual litigation matters. Rather, we arrive at our commercial terms based on our assessment of litigation risk as well as the competitive dynamic at issue. Moreover, our terms usually contain a time-based element which protects our returns in the event of a long duration outcome. We perform initial probabilistic modeling to ensure that, under all realistic scenarios when resolution could occur, we maintain our expected returns given the proposed terms and based on the litigation risk we assess.

The primary driver of pricing in the legal finance industry is the risk of loss of the capital deployed. The offer of litigation finance is generally non-recourse. In other words, if the litigation does not produce any proceeds, the counterparty owes nothing to us as the capital provider and there is a total loss of the capital deployed. Because there is an inherent unpredictability in each outcome given that each matter is before a different decision-making tribunal each time, there is material risk of loss in every capital provision asset of the entire capital deployed.

In addition to litigation risk, our terms are generally influenced by general perceptions of duration, even though they are likely to be inaccurate at an individual level. For example, we will generally seek higher pricing (whether through an increased multiple and/or a higher back-end share of proceeds) for an international arbitration matter at the World Bank than for a commercial case in US Federal court, because the former is likely to take much longer than the latter, even though there are meaningful differences among individual jurists or tribunals. Nonetheless, those differences in pricing are expressed in blunt terms, such as in different multiples of capital, rather than applying the impact of a time-based discount rate. On the other hand, we would generally not seek different pricing for the same case being brought in US Federal court in the Northern District of Florida, which on average has a very fast docket (12 months at present), or in US Federal court in the Eastern District of New York, which on average has a very slow docket (54 months at present), because our particular case in front of our particular judge may not perform anywhere close to those averages; indeed, we regularly price matters without knowing which court they will be filed in. Further, the annual interest-style rates applied in our deal structure (see below) have not increased from prior levels despite the recent higher interest rate environment.

Said another way, in assessing how to price a particular capital provision asset, we do not discount cash flows or create a net present value; rather, we use deal structures that produce varying results depending on duration with a focus on internal rate of return (“IRR”) and return on invested capital and we satisfy ourselves that we will generate an acceptable return under any set of likely durations and outcomes other than a loss. For example, it would be common for us to structure a deal as follows:

o	First, the return of deployed capital;
o	Second, a multiple of that deployed capital beginning at 1.0x and rising by 0.5x per annum to a cap of 2.5x, and an annual interest-style rate thereafter (with the rate being set based on risk and negotiating leverage); and
o	Third, a 15% share of net proceeds.

This kind of structure recognizes the potential for significant variability in a case’s duration and essentially compensates us for accepting that duration risk; it also makes it inapplicable for us to consider a traditional discount rate approach in our modeling when determining the terms we are willing to offer.

We note that our approach to pricing our initial terms in a capital provision rights agreement is consistent with the enormous US contingency fee market, which often does not vary the level of contingent fee based on duration. For example, a

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comprehensive study of contingent fees in New York across almost 300,000 cases determined that “[a]ttorneys’ fees were exactly one-third of net recovery in most cases”, without any allowance for the duration of the case’s resolution1.

●	Tell us whether any probability-based outcome analysis you perform when deciding to enter into a capital provision rights agreement can be reconciled to the initial purchase price paid for the capital provision asset. If not, tell us why not.

We have not historically performed a reconciliation or calibration of our probabilistic models to the transaction price for the capital provision assets as the models are not designed for, or used in, our assessment of fair value. The purpose of our probabilistic models is to estimate likely recoveries and at what point in a litigation or arbitration recoveries could be achieved. Indeed, we do not apply a discount rate to the output of our models given the challenges associated with predicting litigation duration as discussed above and, when we publish the aggregate output of our probabilistic models, we make it clear that we are only providing that output on a nominal, and not a present-valued, basis. The starting point of our modeling is our entry into the relevant transaction, and we compute probabilistic-weighted profits from that starting point. Moreover, our probabilistic models are already risk-weighted and thus any appropriate discounting of their outputs if undertaken would initially appear to be at a risk-free rate. Discounting our probability weighted outcomes at a risk-free rate (or our weighted average cost of capital) would yield a higher value at the time of transacting than the initial purchase price paid.

An example may assist. While our actual probabilistic models are more complex than this, assume that we assign probabilities to a case losing, settling and winning. The probabilistic model’s output (which is its probability weighted computation of those three outcomes) is thus already reflecting the risk of obtaining the output. While we could then discount that output back using a risk-free rate for purposes of time value of money, or even consider the application of a discount rate that includes a factor for our cost of capital, it would not be appropriate to add a further risk premium into the discount rate as the model output has already been reduced for risk.

Were we to repurpose our probabilistic models for fair value purposes and calibrate the modeled outcome to the initial purchase price, we could theoretically do so by solving for a discount rate that would result in a net present value of the probabilistic model cash flows that equals the initial purchase price. However, an analysis for purposes of responding to this letter suggests that such implied discount rates would generally be 30% or higher. This is not surprising given that the Company has historically generated returns of around 30% IRR across its portfolio.

The Company has prepared an illustration of how the calibration would theoretically work on a simplified but representative example of one of the Company’s capital provision assets that is based on the following basic assumptions:

●	Initial upfront funding of $10 million and no further funding is provided; and
●	The Company is entitled to its deployed capital back plus a 2.5x multiple return payable only out of any proceeds successfully realized from the underlying litigation event.

At the capital provision asset’s inception, the implied discount rate to solve for a present value of the probabilistic model’s expected cash flows that is equal to the transaction price is 31.9%. The illustration then further assumes the following occurs during the uncertain path and duration of the litigation to arrive at an ultimately successful outcome:

1 Eric Helland, Daniel Klerman, Brendan Dowling, and Alexander Kappner, Contingent Fee Litigation in New York City, 70 Vanderbilt Law Review 1971 (2017).

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●	Inception to March 31, 2022 – there are no adjudicative events and no revisions to any model assumptions during this period. The inputs for the probabilistic model and fair value for the capital provision asset remain unchanged.
●	April 1, 2022 to June 30, 2022 – an adjudicative event occurs in the form of a trial win and an award issued in favor of Burford’s counterparty. Both the probabilistic model and the fair value of the capital provision asset are updated to reflect this event, the latter recognizes 60% of the expect profit.
●	July 1, 2022 to September 30, 2022 - there are no adjudicative events and no revisions to any model assumptions during this period. The inputs to the probabilistic model and fair value for the capital provision asset remain unchanged.
●	October 1, 2022 to December 31, 2022 – an adjudicative event occurs in the form of confirmation that the Burford’s counterparty’s adversary’s as-of rights to appeal the outcome have lapsed. Both the probabilistic model and the fair value of the capital provision asset are updated to reflect this event, the latter now recognizes 80% of the expect profit.
●	January 1, 2023 to March 31, 2023 – the cash is settled during this period.

The graph below illustrates the calibration at inception and then how the fair values implied by the calibrated model would compare to the Company’s assessment of fair value under the current valuation policy following these assumed events.

The results demonstrate the significant difference in fair values resulting from the approach based on a calibrated discounted cash flow model versus the approach the Company, and a market participant, would employ to assess the price they would pay to acquire the capital provision asset in an orderly transaction between market participants at the measurement date. This is because the fair values derived from the former approach would imply that a market participant would be willing to pay significantly more for a capital provision asset as it approaches each adjudicative event simply because of the passage

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of time at a robust discount rate, even though nothing more is known about the likelihood of the outcome of that adjudicative event and there remains continuing uncertainty over the timing of when it may be known. This is not the case in practice; using the above example, Burford could not sell a capital provision asset for 30% more than its initial purchase price after a year simply because of the passage of time if no adjudicative event had occurred in the interim. This is why we do not believe using our probabilistic modeling for valuation purposes at this stage of its evolution is appropriate.

●	In response to prior comment 3, you stated that you are a market participant under ASC Topic 820. To the extent you consider the impact of the time value of money in determining the terms for entering into a capital provision rights agreement, tell us whether you believe there would be any basis for not considering changes to the time value of money (for example, market interest rate changes) on the fair value of the capital provision assets each reporting period.

Refer in general to response in bullet 1.

●	Tell us whether you factor in other potential risks, such as credit risk or foreign exchange risk, in determining the terms you would offer to initially acquire a capital provision asset, or in subsequent fair value measurements. If not, tell us why you do not believe a marketplace participant would consider this information.

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps involving notice, a cure period, usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors and a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. Thus, conventional debt metrics like a decline in credit ratings or a decrease in debt pricing do not generally read across to litigation collection outcomes.

Moreover, foreign exchange risk is often dealt with in the damages phase of a case. For example, if a US company is damaged because of some interaction with, say, a Chinese company, the US company’s damages will be computed in terms of its US dollar losses, and if the Renminbi has depreciated in the interim, that will be something taken into account in computing those damages. Additionally, where we invest in a capital provision asset outside of the USA (or when the investment is denominated in other than USD), at each reporting period, the investment value in local currency is translated into USD at the then spot rate (an exit price).

Above we described that it is litigation risk that fundamentally drives the initial terms of our transactions. To the extent that this question asks about financial risks other than that litigation risk, those are generally binary decisions as to whether to proceed as opposed to being relevant factors in setting those initial terms. For example, if we believe that there is a significant risk of a defendant not being able to pay a judgment or a settlement, we will decline to enter into a financing transaction as opposed to increasing the price of that transaction. Similarly, we believe that other market participants will look to adjudicative outcomes instead of market sentiment changes in a judgment debtor’s credit position.

Below is an example in which we financed litigation against an operating company that went through a period of financial distress. The case against the defendant was very strong and the fundamental question was just the quantum of damages. During the course of the legal proceeding, the defendant became distressed and its debt traded down sharply. However, we won the case and obtained an enforceable judgment. Notwithstanding the decline in the defendant’s fortunes, because

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we had an independently and immediately enforceable judgment – in that we could simply begin seizing assets and garnishing bank accounts – we were able to achieve the complete recovery of our deployed capital at once because we had a very different level of leverage over the judgment debtor than its debtholders did. Despite the change in trading levels of the defendant’s debt, we would not have considered ourselves necessarily affected by that change in circumstance and would not necessarily have written down our asset value, a decision vindicated by the outcome, nor do we believe that other market participants would have looked to the defendant’s debt pricing had we offered our position for sale.

Of course, there are some rare circumstances where this does not work out – for example, when we have achieved a victory but in the interim the defendant has actually entered bankruptcy or insolvency proceedings. In such an event, we would of course adjust our carrying value. We had one such example some years ago where our position was subordinate to a senior debt stack that became insolvent, and we wrote off the entire deployed capital for fair value purposes some years before we crystallized our actual loss. But those events are rare in litigation generally and in our portfolio specifically.

We believe that other market participants would approach these issues in the same way as we do.

2.	To the extent that a capital provision rights agreement can be resolved by a court judgment that includes additional compensation for time value, please tell us whether you reflect the potential increase in cash inflows to be received under a court judgement in your fair value estimate as of each measurement period. If so, tell us how you reflect this potential increase in cash flows in your fair value estimate. If not, tell us why not.

We reflect pre- or post-judgment interest in our fair value estimates when a judgment or award has been issued that confirms whether interest is being awarded and the terms on which that interest should be calculated (e.g., the applicable periods and components of damages it should apply to are often contested). When interest is reflected in a fair value estimate, the calculated amount is included in the estimate of proceeds on which the applicable percentage fair value adjustment is based at the measurement date. This calculation is refreshed at each subsequent reporting date to incorporate the applicable amount of additional interest that will have accrued during that period in the fair value estimate at the new measurement date.

We do not take pre- or post-judgment interest into account in calculating our fair value estimates prior to it being affirmed in a judgment or award. This is consistent with market practice in the conduct of litigation and settlement, which is what determines what we or any other market participant would pay for a litigation asset. While interest may technically accrue in the background of a litigation matter, that interest is often not relevant in the cash payment made to resolve the matter. Accordingly, we do not believe a market participant would ‘price in’ such an accrued interest amount were they to acquire our investment from us prior to interest being affirmed in a judgment or award.

An illustration may assist to provide further context. Assume a simple litigation matter for ease:  a traffic accident that caused $10,000 in property damage. If that case were to go all the way to trial and win, then the court would award $10,000 in damages plus pre-judgment interest at the applicable rate (9% in Washington, DC) from the date of the accident to the date of the court judgment. And if the defendant were to appeal, post-judgment interest would run at the applicable rate (6% in Washington, DC) from the day after the judgment until the matter was finally paid.

However, the reality of US litigation is that the odds of that case actually going to trial are infinitesimally small. Instead, the case will settle. And it will almost certainly settle for somewhat less than $10,000. Moreover, when that settlement is being negotiated, the fact that interest is theoretically running will not make any difference to the settlement amount. For example,

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if the defendant makes a settlement offer to the plaintiff, that offer will be for a sum certain, such as $8,000; it will not include any concept of interest. And if the plaintiff takes a month to consider the offer and then accept it, the $8,000 will not go up by a month of interest, nor will the $8,000 go up if the defendant takes another month to send the check.

3.	We note your response to prior comment 4 where you provided your policy to consider whether there are situations that arise, outside of an adjudicative event, that result in a change to the estimated fair value of one of your capital provision assets. Please respond to the following:

●	Describe the procedures you put in place to determine when the price that a market participant would pay to purchase one of your capital provision assets would change, outside of an adjudicative event.

The Company engages in ongoing real-time monitoring of the litigation matters in its portfolio. It does so by accessing public docket filings and reviewing the substance of court filings and decisions as well as receiving regular reporting from its clients about the progress of cases and engages in active oversight of those matters. We also monitor non-litigation-related matters relevant to a specific asset, which can include matters of credit or financial position or even systemic issues such as, for example, the war in Ukraine or the impact of the pandemic. That monitoring feeds into a disciplined process of capturing and rolling up individual case feedback to senior management, which includes a number of components such as real time reporting of significant developments, monthly reporting about the status of every matter complete with commentary from the responsible case manager and quarterly board of directors and management reporting and review and, if necessary, revision of our probabilistic risk modeling on a case-by-case basis.

When assessing the price that a market participant would pay to purchase one of our capital provision assets and the estimated fair value of our capital provision assets in accordance with our valuation policy, management considers, as one of our management review controls, whether any information outside of an adjudicative event exists resulting from the above procedures that must be evaluated as possibly triggering the exception clause in the valuation policy. This process is a fundamental part of our business and an integral part of our internal control framework that we test and certify each year under our reporting requirements pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended.

●	Provide an example of how this policy was applied in one of these situations, and the procedures performed to determine the appropriate fair value.

Virtually every development in a litigation matter has only speculative value outside of an adjudicative event. For example, we may review deposition testimony and feel either enthusiastic or despondent about it, but the actual impact of that testimony is very difficult to predict absent an actual adjudicative event. Thus, we do not rely on our sentiment to adjust a valuation based on our emotive reaction to such a development. We also do not believe that all market participants would have the same reaction to these kinds of developments and indeed reactions may vary extremely widely. Moreover, also as discussed, very significant non-adjudicative developments would be expected to lead to settlement of a matter in short order.

That said, our valuation policy envisages there being, from time-to-time, developments of such significance in a case that they would affect its market value regardless of an adjudicative event. This is likely to be a rare event, but an example would be a case dependent on testimony from a company’s chief executive officer who we discover to be a fraud – having lied about his credentials, engaged in fraud and dismissed by the company’s board of directors. In such an event, we would take the view that a market participant would pay less than our carrying value for our interest in the case and we would make use of the exception clause in our valuation policy to reduce the carrying value of that matter notwithstanding the

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absence of an adjudicative event. Happily, however, that is a hypothetical factual situation and we have not experienced such an event thus far in our existence.

Indeed, the application of the exception clause in the valuation policy in the past has been infrequent to date with only one or two instances per year. An example of its application relates to a fair value adjustment the Company recognized on a matter that had reached an agreement in principle to a settlement at a reporting period end. An agreement in principle to a settlement is not an identified adjudicative event in the valuation policy, only an executed settlement agreement is considered an adjudicative event. However, the facts and circumstances regarding the agreement in principle to a settlement, representing a situation outside of a non-adjudicative event, were identified and reported through the procedures set out in the response to bullet 1 above to be evaluated as possibly triggering the exception clause in the valuation policy.

The facts of the matter, including a quantitative analysis of the expected impact to fair value, were assessed by management and reviewed by the valuation committee. The conclusion reached supported the application of the exception clause to recognize a fair value adjustment based on the proposed terms of the settlement agreement as there was a preponderance of available evidence indicating that a market participant would view the execution of the settlement agreement with sufficient certainty for it to form the basis of assessing the price that the market participant would be willing to pay to acquire the asset.

●	Describe the documentation you maintain to support your determination that events outside of adjudicative events do not have a material impact on the fair value of your capital provision assets.

In terms of documentation, we maintain contemporaneous information in our case management database, which includes both inputs and assessments from case managers as well as importing other information such as court docket information as described in the response to bullet 1 above. This data also forms the supporting basis for the monthly and quarterly reporting as further referenced in that response.

4.	We note your response to prior comment 6 where you described a technique that relies on the identification of observable events that result in a percent of an asset’s cost being recognized as a fair value loss or the percentage of the expected profit being recognized as a fair value gain. Please respond to the following:

●	Describe the analysis you use to develop the percentages you apply to an asset’s cost for a particular observable event to determine the amount of fair value loss.

●	For fair value gains recognized, tell us how you develop the expected profit and the related percentage to be applied for each material type of return you earn on your capital provision assets (for example, time based returns, multiple of funded capital, percentage of net realization, etc.).

To develop the percentage markups or markdowns to apply to an asset for each particular observable event, we review the lifecycle of the typical litigations and arbitrations in which we deploy capital. Each kind of case has a typical set of milestones until resolution. The observable events to which we ascribe fair value marks are publicly known stages of progress of litigation and arbitration to resolution (further details are included in the response to bullet 3 below). In order to proceed to successful resolution, milestones must be achieved. So we will mark up an asset if the case overcomes a given milestone and mark down an asset if the case does not succeed at a given milestone.

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We arrived at percentages associated with each milestone based on what, given our experience, judgment, data and back-testing, we consider success or loss at that stage is worth in terms of what we believe a market participant would pay at that stage for our asset. However, as we have noted, there is not yet a robust secondary market to validate our assumptions.

Our valuation policy is clear about how we determine the expected profit factor for the application of those percentages. When we are entitled to an outcome tied to the capital we have deployed or some other fixed measurement (e.g., a rising multiple or a fixed IRR), we apply the valuation policy’s percentage to the amount we are due. For example, if we are entitled to 2.0x our deployed capital, we will apply the percentage to that 2.0x return. When we are entitled to a portion of the case’s recovery, such as 25% of the damages awarded, we will look to either the agreed damages or a reasonable expectation of those damages based on the case’s record, which will include data such as expert damages reports. This calculation is refreshed each reporting period to account for incremental changes in fair value due to changes in expected profit due to Burford arising from (i) any additional funding provided, (ii) the occurrence of a time-based step-up in multiple or change to the percentage of proceeds to which we are entitled, (iii) a running interest rate that is part of our entitlement, and/or (iv) an increase in the expected proceeds (such as through the accrual of pre- or post-judgment interest if awarded).

●	Outline for us the various groupings of capital provision assets for which you have developed expected profit or loss percentages. Describe to us how you have grouped these assets together, including your considerations related to the asset vintage, asset type, case jurisdiction and adjudicative events.

The Company’s valuation policy and matrix of litigation events consists of five main groupings of capital provision assets which are defined as follows:

1.	US Commercial
2.	Patent
3.	Arbitration
4.	Non-US Commercial
a.	Antitrust / competition matters
b.	Other than antitrust / competition matters
5.	Asset Recovery

Across these five groupings, the Company has documented a total of 77 discrete types of adjudicative events (both favorable and unfavorable) that are assessed as having a fair value impact. These groupings and related events have been identified and evolved through the Company’s 13 years of experience in applying the process described in the response to bullet 1 above as well as the judgment and experience of the Company’s many experienced litigators, and include factors such as the different procedural steps associated with different kinds of cases and the impact of progressing through each step. That cumulative experience has not identified vintage year relating to either the underlying litigation or the initiation of the agreement with the counterparty as a differentiating factor in valuation. That is, the Company is not aware of any differences in the litigation process relevant to any of the types of litigation underlying its assets that would apply to one vintage year and not another.

There is no further delineation for case jurisdiction to the groupings noted above. The groupings are based on, and account for, the different types of litigation processes that the Company’s capital provision assets are subject to. The factors that drive the groupings principally include consideration of the number of stages in a litigation lifecycle, the process of any appeals process and the win / loss / settle ratios associated with each. The Company generally only enters capital provision assets where the underlying litigation is subject to a recognized common or civil law approach.

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●	Discuss how frequently you have revised the percentages applied using this technique, and what the driver of the revisions would be. When percentages are revised, tell us whether these updated percentages are applied to existing expected case outcomes at the next valuation date.

As discussed during our conversation and more fully described below, prior to 2022, the Company used ranges of percentages to apply to adjudicative events and moved to using specific percentages instead of ranges only in 2022. The ranges were rarely revised prior to 2022, and the specific percentages in the version of the valuation policy adopted in 2022 have not yet been revised.

The prior valuation policy typically provided ranges of percentages that would apply based on the more generic type of adjudicative event, and the Company, through its valuation committee, assessed the appropriate point within the range of percentages that should apply to each particular litigation matter. As the Company’s experience with its growing portfolio of capital provision assets has developed, the valuation policy evolved to provide the more specific groupings noted above together with the expanded list of adjudicative events that also resulted in ranges of percentages no longer being required. The Company reassesses the appropriateness of the groupings, adjudicative events and percentages each reporting period based on back-testing and refinements of its valuation methodology. To the extent percentages are revised, the new percentages are applied at the next valuation date (each reporting period).

●	To the extent you believe the percentages applied under this policy capture the expected time horizon for recovery, tell us how. In addition, tell us how you considered events impacting the expected time horizon of resolution such as delays due to the COVID-19 pandemic.

We discussed earlier the fact that timing differences do not, in our view as a market participant, drive litigation case valuations. The percentages applied under our valuation policy are not set to the expected time horizon to recovery, but to stages of litigation. Each litigation milestone that follows another is later in the litigation lifecycle. Later success is associated with greater markups because progressing to that stage usually means a greater chance of the case resolving successfully for the plaintiff. But we do not associate reaching any particular milestone with any particular remaining time to resolution. Indeed, even a case that has proceeded fairly far along the various milestones – securing a final arbitral award, for example – may have many years to go before a final resolution and recovery. Also, there could be many cases at the same stage procedurally that take different amounts of time to resolve for various reasons, whether it is the caseload of a particular court, settlement discussions or other interlocutory steps that may be available to the parties as part of their litigation strategies. There are also cases that resolve by settlement early in the litigation lifecycle. In relation to the COVID-19 pandemic, we have disclosed publicly that we believed that the pandemic delayed a minority of our cases but when delay occurs it is also not fundamentally different than conventional litigation delays for other docket-based reasons. For example, civil cases in the Eastern District of New York move slowly because the John F. Kennedy International Airport provides a meaningful number of criminal drug and terrorism cases, so having that District move slowly because of the pandemic did not fundamentally alter our expectations.

As discussed under question 1, the structure we use for our capital provision assets recognizes the potential for significant variability in a case’s duration and essentially compensates us for accepting that duration risk; thus, the percentages used when applied to the expected outcome capture the uncertain time horizon for recovery in the valuation of the capital provision asset.

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5.	We note that the June 2022 (slide 9) and November 2022 (slide 12) Investor Presentations available on your website include disclosure of the implied cash realizations that you would receive from your capital provision assets based on a “probabilistic model.” Please tell us whether there are any events that would result in a change to the implied cash realization for a capital provision asset in this probabilistic model that do not result in a change to your estimate of the fair value of that capital provision asset in accordance with ASC Topic 820. If so, explain what those events are, and why you believe those events would not be considered by a marketplace participant.

The objective stages of litigation events that drive valuation are captured in our models, but the models contain different nodes as well as possible events that enable qualitative assessments to be made particularly about the time each stage might take to happen and the likelihood of settlement happening at different points throughout the litigation. The reason for these different nodes is that there is a critical difference in the methodologies of probabilistic modeling and valuation. In one (modeling) there is a weight ascribed to the likelihood of any event happening and its impact on cash realizations were it to occur based on the speculation of our team, whereas the other (valuation) ascribes a value to the event once it has happened, but with a forward-looking consideration of the remaining risk (which is encapsulated in the percentages applied as described in the preceding question). That means it is not possible to simply carry over modeled outcomes to a valuation mark. A probability assessment builds in an underwriter’s assessment of the chances of an event or outcome not happening. That is why multiple different nodes about timing and settlement outcomes are built into the model. A valuation mark, on the other hand, assesses the value of an event having happened and where that event sits in the progress of a litigation to a resolution. Neither the time to resolution or the parties ceasing to litigate or arbitrate by settling their dispute are predictable with great accuracy, as Burford publicly discloses. This is why a market participant would look instead to what has verifiably happened in a litigation in order to price it as an asset.

As noted in the response to question 1 above, the Company does not apply a discount rate to the models to calculate a net present value. Post initial pricing, the models’ main purpose is to assess potential portfolio returns and to aid the Company in liquidity planning. This data and analysis are helpful in forming views for the portfolio as a whole but does not work at the unit of account, which is the individual capital provision asset level. For example, the Company may have 10 similar assets that each are predicted to have a 30% chance of settling in a 12-month time horizon that would be expected to generate $10 million of proceeds on each asset. The models would show each of the 10 assets as expected to generate $3 million of proceeds, aggregating to $30 million in total. In reality, the Company has reasonable confidence that 3 of the 10 assets should settle generating $10 million each for a total of $30 million of proceeds, but does not know which of the assets that will be until the actual settlement has occurred.

With regards to the role of time estimates in the model, the time each stage in a litigation lifecycle will take cannot be known with accuracy by Burford (or any market participant) because of one very simple fact: we do not control the litigation process. Nonetheless, one of the inherent purposes of the model is to ascribe time predictions to each stage occurring. If a time prediction is adjusted at one or numerous nodes in the model, then this will result in changes to estimated cash realizations. That happens because changing any input in a probabilistic model that runs Monte-Carlo simulations, as ours do, necessarily impacts the result. Time prediction runs through, and is inextricable from, the modeling. The model ascribes a role to it as one of all the random variables. For instance, any change in speculation about the probability weighting of a node (e.g., a view that civil cases in the Eastern District of New York are taking even longer that official statistics suggest) will alter the outcome of the model. However, that is no reason to change the valuation mark of winning at first instance in the Eastern District of New York if that ultimately were to happen and we would not do so.

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Similarly, the model will ascribe weights to settlement occurring (and at particular amounts) prior to a final resolution. That assessment may alter in the course of modeling, but, as with timing, settlement cannot be controlled or therefore predicted with accuracy. The model builds in settlement weightings and this is generally set to particular stages in a litigation. For instance, there is some chance of settlement, but generally quite low, after filing a claim, if a defendant seeks to avoid the costs of litigation entirely. Then again there may be a chance of settlement after some motion practice and before the massive costs of discovery which will not just be very costly to a defendant’s business but disruptive. If the litigation proceeds, there might again be a chance of settlement after evidence is filed. We may feel good about our evidence and so rate our chances of a good outcome highly but a market participant would look instead to the verifiable data that there are higher chances of settlement if a litigation has progressed this far, than at earlier points in the proceedings.

6.	We note in your disclosure on page 31 that you continue to carry the YPF-related assets (both Petersen and Eton Park combined) at the same carrying value since June 2019, with the exception of increases in the cost basis due to costs deployed on the assets since that date that are recoverable. Please describe the procedures you performed to support the determination that there have not been any changes to relevant information and market conditions since June 2019 that would materially impact what a market participant would pay to acquire your YPF-related assets.

The Company performs and documents a comprehensive review of the fair value assessment for the YPF-related assets each reporting period. The review includes an assessment of the following factors from the perspective of a market participant, and we believe any sophisticated market participant would approach evaluation of the YPF-related assets in the same way:

●	Existence of market data evidencing a transaction price between a willing buyer and a willing seller;
●	Occurrence or lack of any adjudicative events that would trigger a change in fair value; and
●	Comprehensive update of progress in, and the current status of, the litigation matter.

In performing the determination that the fair value of the YPF-related assets remains equivalent to the June 2019 observed traded level, the Company notes that:

●	As with the vast majority of our assets, we have valued YPF-related assets based on case milestones, unless there is a significant market transaction from which we can observe its value. Here, we have based our fair value on a market transaction in June 2019[2].
●	June 2019 is relevant because that is when the US Supreme Court ruled in plaintiffs’ (our clients’) favor on a key jurisdictional issue in the case, and we rapidly concluded a significant market transaction at that time.
●	Since then, the case has been remitted back to the trial court, the US District Court for the Southern District of New York.
●	Because the initial proceedings that went to the US Supreme Court only affected jurisdiction, the case was at that stage essentially beginning its substantive progress through the litigation process.
●	Thus, discovery began and the parties embarked on a lengthy period of fact and expert discovery, including document discovery and depositions.
●	That process – which lasted until early 2022 – did not produce any adjudicative events and there would not have been any basis for a market participant to change its view of valuation from the June 2019 level.

2 A prior correspondence between the Company and the Staff dated August 20, 2021 provides information of the lack of any ongoing secondary market activity in the response to question 1 in that letter.

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●	Once discovery ended in early 2022, the parties then briefed their summary judgment motions, a process that took until late June 2022. Those summary judgment motions did not alter either our view of the case or, we believe, the views of market participants based on investor feedback we received and some public commentary, so that there would not have been any basis for a change in fair value even if we took account of sentiment – and of course there was no adjudicative event.
●	The summary judgment motions have been submitted for decision since June 2022, and there has not been any judicial action, even to schedule oral argument, so there is no basis for any change either in sentiment or in fair value based on any event and we do not believe that there has been any other change that would affect what a market participant would pay.
●	Again, consistent with our approach on the vast majority of our assets, we have not relied upon a model given the significant challenges associated with modeling the inherently unpredictable legal process.
●	Since there have been no significant case milestones, significant market transactions or items identified for evaluation as possibly triggering the exception clause in the valuation policy (following the management review control described in the response to question 3 above) regarding the YPF-related assets since the June 2019 transaction, we have not changed our fair value assessment of these assets.
●	We would expect to review and revise our fair value assessment of the YPF-related assets as soon as there is a case milestone and/or if there were to be a significant secondary sale.

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Should you have any questions or comments with respect to this letter, please contact me at (212) 235-6820 or jlicht@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Jordan Licht
			Name:	Jordan Licht
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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